SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant  ☑
Check the appropriate box:
☑      Preliminary Proxy Statement
☐      Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐      Definitive Joint Proxy Statement
☐      Definitive Additional Materials
☐      Soliciting Material Under Rule 14a-12

PIMCO Income Strategy Fund II

(Name of Registrant as Specified in its Charter) Brigade Leveraged Capital Structures Fund Ltd. Brigade Capital Management, LLC
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

[PRELIMINARY COPY – SUBJECT TO COMPLETION DATED JUNE 24, 2013]

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.
AND
BRIGADE CAPITAL MANAGEMENT, LLC

399 Park Avenue, Suite 1600, New York, NY 10022

[●], 2013

Dear Fellow Preferred Shareholder:

Brigade Leveraged Capital Structures Fund Ltd. ("Brigade LCSF") and Brigade Capital Management, LLC ("Brigade CM" and, together with Brigade LCSF, "Brigade") are beneficial owners of Auction Rate Preferred Shares, par value $.00001 per share (the "Preferred Shares") of PIMCO Income Strategy Fund II ("PFN"). As of May 31, 2013, we beneficially owned 1,669 PFN Preferred Shares (45 of which are beneficially owned by a managed account of Brigade CM and 5 of which are beneficially owned by a private investment fund managed by Brigade CM), making us the second largest holder of Preferred Shares of PFN. We believe that PFN's current board of trustees (the "Board") has not acted in the best interests of the shareholders as discussed in further detail in the attached proxy statement. We are therefore seeking your support at the annual meeting of shareholders of PFN (the "Annual Meeting") scheduled to be held at the offices of Allianz Global Investors Fund Management LLC, at 1633 Broadway, between West 50th and West 51st Streets, 42nd Floor, New York, New York 10019 on July 31, 2013 at 10:30 a.m., Eastern Time, for the following matters:

1.
to vote "FOR" the election of Alan Bruce Miller (the "Nominee") to serve as a Class II Preferred Shares trustee of PFN, to hold office for the term indicated and until his successor shall have been elected and qualified;

2.
to grant authority to vote for PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board), each to hold office for the term indicated and until his or her successor shall have been elected and qualified; and

3.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

        Through the attached proxy statement, Brigade is soliciting proxies to elect not only the Nominee, but also the candidates who have been nominated by PFN, other than James A. Jacobson. This enables you to use the enclosed proxy card to vote for the total number of PFN trustees up for election at the Annual Meeting. There is no assurance that PFN's nominees will serve as trustees if the Nominee is elected.

        Brigade is not seeking control of the Board. If elected, the Nominee will be only one trustee on an eight member Board. There is no guarantee that the Nominee (together with Neal P. Goldman, who was nominated by Brigade and elected to the Board at the annual meeting held on July 31, 2012) will be able to enhance shareholder value or convince the Board to approve a redemption of or offer to repurchase the Preferred Shares. However, Brigade expects that the Nominee's election to the Board will send a strong message to the remaining incumbent trustees not previously nominated by Brigade that the holders of Preferred Shares (the "Preferred Shareholders") are not satisfied with such trustees' management of PFN and their treatment of the Preferred Shareholders.

i

        Brigade urges you to carefully consider the information contained in the attached proxy statement and then support its efforts by signing, dating, and returning the enclosed GREEN proxy card today. If you have already voted for the trustees you have every right to change your vote by signing, dating, and returning a later dated GREEN proxy card or by voting in person at the Annual Meeting. The attached proxy statement and the enclosed GREEN proxy card are first being furnished to the Preferred Shareholders on or about [●], 2013.

Thank you for your support,
/s/ Donald E. Morgan, III
Donald E. Morgan, III, Director of Brigade Leveraged Capital Structures Fund Ltd. and Managing Member of Brigade Capital Management, LLC

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Brigade's proxy materials, please call the firm assisting us in the solicitation of proxies, Alliance Advisors, LLC, toll free at 877-777-8749.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached proxy statement and GREEN proxy card are available at the SEC's web site at
www.sec.gov or by calling the firm assisting us in the solicitation of proxies, Alliance Advisors,
LLC, toll free at 877-777-8749, banks and brokers at 973-873-7710, or by contacting a representative of Alliance Advisors, LLC at the following address: 200 Broadacres Drive, 3rd floor,
Bloomfield, NJ 07003.

ii

TABLE OF CONTENTS

INTRODUCTION	1
IMPORTANT VOTING INFORMATION	4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5
QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION	6
BACKGROUND TO AND REASONS FOR SOLICITATION	13
PROPOSAL: ELECTION OF TRUSTEES	15
OTHER PROPOSALS	18
SOLICITATION OF PROXIES	18
CERTAIN INFORMATION REGARDING BRIGADE AND MR. MORGAN	19
CERTAIN RELATIONSHIPS WITH PFN	19
CERTAIN ADDITIONAL INFORMATION	22
ANNEX A – INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION	A-1

i

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.
BRIGADE CAPITAL MANAGEMENT, LLC

PROXY STATEMENT

[●], 2013

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 31, 2013

INTRODUCTION

This proxy statement and accompanying GREEN proxy card are being furnished to the preferred shareholders of PIMCO Income Strategy Fund II ("PFN") by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF") and Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") (collectively, "Brigade" and sometimes referred to throughout this proxy statement as "we," "our" or "us") in connection with the solicitation of proxies from you, the holders of Auction-Rate Preferred Shares, par value $.00001 per share of PFN (the "Preferred Shares" and, the holders thereof, the "Preferred Shareholders"), in connection with the meeting of the holders of common shares of PFN (the "Common Shares" and, the holders thereof, the "Common Shareholders" and, together with the Preferred Shareholders, the "Shareholders") and the Preferred Shareholders, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof (the "Annual Meeting").

The Annual Meeting is scheduled to be held on July 31, 2013, commencing at 10:30 a.m., Eastern Time, at the offices of Allianz Global Investors Fund Management LLC, at 1633 Broadway, between West 50th and West 51st Streets, 42nd Floor, New York, New York 10019. The Board of Trustees of PFN (the "Board") has fixed the close of business on May 31, 2013 as the record date (the "Record Date") for the determination of Shareholders entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof. This proxy statement and the accompanying GREEN proxy card are first being sent or given to all Preferred Shareholders as of the Record Date on or about [●], 2013.

We intend to vote all solicited proxies at the Annual Meeting in order to take the following actions:

1.
to vote "FOR" the election of Alan Bruce Miller (the "Nominee") to serve as a Class II Preferred Shares trustee of PFN, to hold office for the term indicated and until his successor shall have been elected and qualified;

2.
to grant authority to vote for each of PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board), each to hold office for the term indicated and until his or her successor shall have been elected and qualified; and

3.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please note that the Board is nominating its own trustee nominees for election at the Annual Meeting. Under the proxy rules, we may (i) solicit proxies in support of our Nominee and also (ii) seek authority from you to vote for PFN's nominees, other than the nominee of PFN that we specify. As a result, a Preferred Shareholder of PFN may use the GREEN proxy card to vote for our Nominee as well as for nominees of PFN or, alternatively, to withhold our authority to vote. We have determined to nominate the Nominee for election as a Preferred Shares trustee of PFN and are seeking authority to vote for PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board). As a result, should a Shareholder so authorize us on the GREEN proxy card, we would cast votes for our Nominee and all of PFN's nominees, other than James A. Jacobson. None of PFN's nominees for whom we seek authority to vote have agreed to serve with our Nominee, if elected.

WE URGE YOU TO VOTE THE GREEN PROXY CARD
"FOR" ALAN BRUCE MILLER FOR ELECTION AS A PREFERRED SHARES TRUSTEE.

Preferred Shareholders of PFN will vote on the election of the Preferred Shares trustee, the election of two other trustees (which, for the avoidance of doubt, are to be elected by the Preferred Shareholders and the Common Shareholders voting together as a single class) and on any other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Preferred Shareholders of PFN as of the Record Date will be entitled to one vote per share on each matter on which they are entitled to vote, and a fractional vote with respect to fractional shares, with no cumulative voting rights in the election of trustees. At the Annual Meeting, the Preferred Shares trustee up for election for PFN will be voted on exclusively by the Preferred Shareholders of PFN. With respect to each other proposal to be brought before the Preferred Shareholders at the Annual Meeting (including the election of the other trustee nominees), the Preferred Shareholders will have equal voting rights (i.e., one vote per share) with PFN's Common Shareholders and will vote together with PFN's Common Shareholders as a single class.  Accordingly, at the Annual Meeting, the Common Shareholders and the Preferred Shareholders of PFN, voting together as a single class, have the right to vote on the election of Bradford K. Gallagher, Deborah A. DeCotis and Alan Rappaport as trustees of PFN. The Preferred Shareholders of PFN, voting as a separate class, have the right to vote on the election of EITHER Alan Bruce Miller or James A. Jacobson as Preferred Shares trustee of PFN.

According to the joint proxy statement (the "Proxy Statement") of PFN and PIMCO Income Strategy Fund ("PFL" and, together with PFN, the "Trusts"), on the Record Date for the Annual Meeting, there were 6,440 Preferred Shares of PFN issued and outstanding and 58,853,596 Common Shares of PFN issued and outstanding. As of May 31, 2013, Brigade LCSF is the beneficial owner of 1,619 of the Preferred Shares of PFN. Brigade CM is the beneficial owner of 1,669 of the Preferred Shares of PFN (45 of which are beneficially owned by a managed account of Brigade CM and 5 of which are beneficially owned by a private investment fund managed by Brigade CM). Neither Brigade LCSF nor Brigade CM is a direct record owner of any Preferred Shares of PFN. Details of Brigade's ownership of shares are set forth on Annex A attached hereto, which is incorporated herein by reference.

For the reasons described in this proxy statement, we are soliciting your vote in an effort to seek new and more effective representation on the Board. We believe that the Board is not acting in the best interests of the Shareholders and urge the Preferred Shareholders to support more effective representation on the Board by voting "FOR" our Nominee.

You may vote by mail by returning a properly executed proxy card or in person by attending the Annual Meeting. Shares represented by duly executed and timely delivered proxies will be voted as instructed on the proxy. If you execute and mail the enclosed proxy and no choice is indicated for the election of the trustees listed on the attached notice, your proxy will be voted in favor of the election of the nominee recommended by Brigade. At any time before it has been voted, your proxy may be revoked in one of the following ways: (i) by delivering a signed, written letter of revocation to the Secretary of PFN at 1633 Broadway, New York, NY 10019; (ii) by

properly executing and submitting a later dated proxy vote; or (iii) by attending the Annual Meeting and voting in person. We request that a copy of any revocation be sent to the firm assisting us in the solicitation of proxies, Alliance Advisors, LLC at the following address: 200 Broadacres Drive, 3rd floor, Bloomfield, NJ 07003, so that we may be aware of any revocation of a proxy. Please call 1-800-254-5197 to obtain directions to be able to attend the Annual Meeting and vote in person. If any proposal, other than the election of trustees set forth herein, properly comes before the Annual Meeting, including any adjournment thereof, the persons named as proxies will vote on such proposals in their sole discretion.

Brigade will pay all costs of the solicitation of proxies on behalf of Brigade for the Annual Meeting. Any out-of-pocket expenses incurred in connection with the solicitation of votes for the Nominee will be borne by Brigade. Brigade does not intend to seek reimbursement of those costs from PFN.

This proxy solicitation is being made by Brigade and not on behalf of the Board or the management of PFN.

Brigade urges you to sign, date and return the GREEN proxy card in favor of the election of the Nominee. If you have already signed and returned a proxy card furnished by PFN, you may revoke that proxy and vote for the proposal described in this proxy statement by signing, dating and returning the enclosed GREEN proxy card. The latest dated proxy is the only one that counts. Any proxy may be revoked at any time before the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting or by voting in person at the Annual Meeting.

WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO PFN BY AUTHORIZING A PROXY TO VOTE "FOR" OUR NOMINEE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GREEN PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW PREFERRED SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

If your Preferred Shares are held in your own name, please authorize a proxy to vote your Preferred Shares by signing and returning the enclosed GREEN proxy card in the postage-paid envelope provided to you by us to 399 Park Avenue, 16th Floor, New York, NY 10022.

If you hold your Preferred Shares in "street name" with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your Preferred Shares and they can do so only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GREEN proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GREEN proxy card provided to you by us. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GREEN proxy card.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM PFN OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR PREFERRED SHARES AT THE ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY RETURNED A PROXY CARD TO PFN OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR PREFERRED SHARES AT THE ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Only the Shareholders of record on the Record Date are entitled to vote at the Annual Meeting.

It is important that your Preferred Shares be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please complete, date and sign the GREEN proxy card that has been provided to you by us (and not the WHITE proxy card that has been provided to you by PFN or any other proxy card that has been provided to you) and vote "FOR" the election of Alan Bruce Miller and to grant authority to vote for PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board). To ensure that your vote is counted, please remember to submit your vote so that it is received by us by July 30, 2013.

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Brigade's proxy materials, please contact the firm assisting us in the solicitation of proxies: Alliance Advisors, LLC at:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd floor
Bloomfield, NJ 07003
Shareholders May Call Toll-Free: 877-777-8749
Banks and Brokers May Call Collect: 973-873-7710

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Brigade's objectives, plans or goals are forward-looking. Brigade's forward-looking statements are based on Brigade's current intent, belief, expectations and estimates regarding PFN and regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a Preferred Shareholder, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement. The information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement, which we urge you to read carefully and in its entirety.

Who is making this solicitation?

Brigade LCSF is a Cayman Islands exempted company and Brigade CM is a Delaware limited liability company. The principal business of both Brigade LCSF and Brigade CM is to purchase, sell, trade and invest in securities.

The solicitation for election of the Nominee at the Annual Meeting is being made by Brigade. Donald E. Morgan, III, a managing member of Brigade CM and a director of Brigade LCSF, is also a participant in the solicitation. For further information regarding Brigade and Mr. Morgan, please see Annex A attached hereto.

What are we asking you to vote for?

We are asking you to vote on the following actions on the GREEN proxy card:

1.
to vote "FOR" the election of Alan Bruce Miller to serve as a Class II Preferred Shares trustee of PFN, to hold office for the term indicated and until his successor shall have been elected and qualified;

2.
to grant authority to vote for PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board), each to hold office for the term indicated and until his or her successor shall have been elected and qualified; and

3.	to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Please see the sections entitled "Proposal: Election of Trustees" for a more complete description of the proposal.

Why are we soliciting your vote?

We are initiating this proxy solicitation because we believe that the Board should take action to immediately redeem or offer to repurchase the Preferred Shares.  We believe that due to the current historically low interest rate environment, there are very attractive financing alternatives to the Preferred Shares that could be used to approve a redemption of or offer to repurchase the Preferred Shares.  These very attractive financing opportunities would not be available in a rising interest rate environment should one develop and unlike the Preferred Shares would protect PFN and its portfolio against such a rising interst rate environment. Accordingly, we believe that the PFN trustees could pursue various financing opportunities to provide Preferred Shareholders with a redemption of or offer to repurchase their securities while at the same time protecting the interests of the Common Shareholders. We believe that the risks perceived by PFN's sub-adviser, Pacific Investment Management Company LLC (the "Sub-Adviser"), in connection with these financing alternatives are speculative and, in any event, should not outweigh the interest of the Preferred Shareholders to achieve a redemption or repurchase of their securities.

We have also expressed our concern with respect to the performance, investment strategy, concentration of investments in financial companies and corporate governance policies and practices of PFN. In light of the foregoing, Brigade nominated Neal P. Goldman to serve as a Class II Preferred Shares trustee of PFL and a Class I Preferred Shares trustee of PFN for election at the annual meeting of shareholders of the Trusts held on July 31, 2012. Mr. Goldman currently serves as the Class II Preferred Shares trustee of PFL and the Class I Preferred Shares trustee of PFN.

As noted in PFN's Proxy Statement, as a Preferred Shares trustee, Mr. Goldman has been advocating that the Trusts redeem the Preferred Shares and explore financing alternatives to replace the Preferred Shares.  Mr. Goldman's proposals have been rejected by the other trustees. We continue to believe that the Board is not acting in the best interests of the Shareholders. As a result, we are seeking new and more effective representation on the Board by nominating the Nominee who we believe has exceptional experience and will bring fresh, independent perspectives and additional insights to the Board.  We urge the Preferred Shareholders to send a message to PFN by voting "FOR" our Nominee, Alan Bruce Miller.

Who is the Nominee?

We are proposing that Alan Bruce Miller, our Nominee, be elected as a Preferred Shares trustee of PFN. Set forth below is the age, business address, business experience for the past five years of the Nominee and certain other information with respect to the Nominee. This information has been furnished to us by the Nominee. In addition, the table below sets forth a brief discussion of the specific experience, qualifications, attributes and skills that led to the conclusion that the Nominee should serve as a Preferred Shares trustee for PFN as of the date hereof, in light of PFN's business and structure.

Name and Principal Business Address	Age	Principal occupation or employment and directorships, in each case during the last 5 years

Alan Bruce Miller 767 Fifth Avenue New York, NY 10153	75
Mr. Miller co-founded and built the largest bankruptcy, finance and restructuring legal practice in the U.S. during the years between 1969 and 2005 and retired from his position as Senior Partner of Weil, Gotshal & Manges LLP in 2005. He led the restructuring efforts of large cases involving Investors Funding Corporation of New York; Texaco Pennzoil; Federated Department Stores and Macy's; Drexel Burnham Lambert; Braniff World Airways, Continental Airlines, Eastern Airlines, and American Airlines' acquisition of TWA; and Enron Corporation. Mr. Miller has counseled the boards and senior officers of client companies, as well as the officers of lenders, investors and other creditors as to their fiduciary and corporate governance obligations. Mr. Miller has held appointments as an independent member of the boards of directors of various entities since January 1, 2006, including: Trinity Place Holdings Inc.; Allion Healthcare, Inc. and its affiliates; Catalyst Paper Corporation; Eagle Hospitality Properties Trust, Inc. and its affiliates; United Retail Group, Inc. and its affiliates; Friendly Ice Cream Corporation; Big 10 Tire Stores Inc., Mervyn's Holdings, LLC, Chicago Loop Parking LLC, and CEVA Group Plc.

In accordance with PFN's Amended and Restated Declaration of Trust (the "Declaration"), the trustees of PFN have been divided into the following three classes: Class I, Class II and Class III. This proxy statement is soliciting proxies to elect the Nominee as a Class II Preferred Shares trustee of PFN, and to grant authority to vote for each of PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board). Therefore, should a Preferred Shareholder so authorize us on the GREEN proxy card, we will cast votes for our Nominee as a Preferred Shares trustee and all of PFN's nominees, other than James A. Jacobson. None of PFN's nominees for whom we seek authority to vote have agreed to serve with our Nominee, if elected.

If elected, the Nominee will be only one trustee on an eight member Board and would not alone (or together with Mr. Goldman who was nominated by Brigade and elected to the Board at the annual meeting of shareholders held on July 31, 2012) be able to adopt resolutions or otherwise cause the Board to act. However, the Nominee expects to be able to actively engage other trustees on the Board in full discussion of the issues facing PFN. By utilizing his experience, the Nominee believes he can effect positive change at PFN. There is no guarantee that he will be able to enhance shareholder value.

According to the public filings of PFN, the corporate governance guidelines of PFN provide that determinations of independence shall be made in accordance with the criteria for independence required by the meaning of "interested person" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")). We believe the Nominee is independent within the meaning of the corporate governance guidelines of PFN and the listing standards of the New York Stock Exchange ("NYSE"). In addition, we believe that the Nominee is independent under the heightened independence standards applicable to audit committee members under the rules of the NYSE and the Securities and Exchange Commission (the "SEC"). We do not believe the Nominee is or will be an "interested person" (as defined in the 1940 Act) of PFN because the Nominee does not meet any of the criteria set forth in such definition.

You should refer to PFN's Proxy Statement and form of proxy distributed by PFN for the names, backgrounds, qualifications and other information concerning PFN's nominees.

Who can vote at the Annual Meeting?

The Board has fixed the close of business on May 31, 2013 as the Record Date for the determination of Shareholders of PFN entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof. Shareholders of PFN on the Record Date will be entitled to one vote per Common Share and one vote per Preferred Share (together, the "Shares") on each matter to which they are entitled to vote and that is to be voted on by Shareholders of PFN, and a fractional vote with respect to fractional Shares, with no cumulative voting rights in the election of trustees.

The election of Preferred Shares trustees will be voted on exclusively by the Preferred Shareholders of PFN. On each other proposal to be brought before the Annual Meeting (including the election of the other trustee nominees), such Preferred Shareholders will have equal voting rights (i.e., one vote per Share) with PFN's Common Shareholders and will vote together with Common Shareholders as a single class.

How do proxies work?

Brigade is asking you to appoint Alan Bruce Miller as your proxy holder to vote your Preferred Shares at the Annual Meeting. You make this appointment by executing the enclosed GREEN proxy card. Giving us your proxy means you authorize the proxy holders to vote your Preferred Shares at the Annual Meeting, according to the directions you provide. Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GREEN proxy card and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the Annual Meeting will be voted by the proxy holders. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Preferred Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE PREFERRED SHARES WILL BE VOTED: (1) "FOR" THE ELECTION OF ALAN BRUCE MILLER TO SERVE AS A CLASS II PREFERRED SHARES TRUSTEE OF PFN; (2) "FOR" THE ELECTION OF PFN'S NOMINEES, OTHER THAN JAMES A. JACOBSON (THE CLASS II PREFERRED SHARES TRUSTEE NOMINEE OF THE BOARD) AS TRUSTEES; AND (3) TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

We do not know of any other matters to be presented for approval by the Shareholders at the Annual Meeting. Unless you indicate otherwise on the GREEN proxy card, you also authorize your proxy holders to vote your Preferred Shares in their discretion on any matters not known by Brigade at the time this proxy statement was printed and that, under PFN's Fourth Amended and Restated Bylaws (the "Bylaws"), may be properly presented for action by the Shareholders at the Annual Meeting.

What is the quorum requirement for the Annual Meeting?

A quorum at the Annual Meeting will consist of the presence in person or by proxy of thirty percent (30%) of the total Shares of PFN entitled to vote at the Annual Meeting. According to PFN's Proxy Statement, votes cast by proxy or in person at the Annual Meeting will be counted by persons appointed by PFN as tellers (the "Tellers") for the Annual Meeting. For purposes of determining the presence of a quorum for PFN, the Tellers will count the total number of votes cast in favor of or in opposition to the proposal for PFN, as well as Shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or the persons entitled to vote and the broker or nominee does not have the discretionary voting power on a particular matter). For a proposal requiring approval of a plurality of votes cast, such as the election of trustees, abstentions and broker non-votes will have no effect on the outcome.  For a proposal requiring approval of a specific percentage of shares present or outstanding, abstentions or broker non-votes will have the same effect as a vote against the proposal. You may either vote for or withhold authority to vote for the Nominee. If you withhold authority to vote, your Shares will only be counted for purposes of establishing a quorum. Your broker is not permitted to vote your Preferred Shares on the proposal to elect the Nominee without receiving instructions from you. If you hold your Preferred Shares in your own name, you must vote such Shares in person or by proxy or they will not be voted.

In the event that a quorum is not present at the Annual Meeting, the persons named as proxies may propose one or more adjournments of the Annual Meeting after the date set for the original Meeting, with no other notice than announcement at the Annual Meeting, to permit further solicitation of proxies with respect to the proposal. In addition, if, in the judgment of the persons named as proxies, it is advisable to defer action on the proposal, the persons named as proxies may propose one or more adjournments of the Annual Meeting with respect to the proposal for a reasonable time. Any adjournments with respect to the proposal will require the affirmative vote of a plurality of the Shares of PFN entitled to vote thereon present in person or represented by proxy at the session of the Annual Meeting to be adjourned. The persons named as proxies will vote the proxies that they are entitled to vote. The costs of any additional solicitation and of any adjourned session will be borne by PFN. Any proposals properly before the Annual Meeting for which sufficient favorable votes have been received by the time of the Annual Meeting will be acted upon and such action will be final regardless of whether the Annual Meeting is adjourned to permit additional solicitation with respect to any other proposal.

How many Preferred Shares must be voted in favor of the Nominee to elect him?

The election of the Preferred Shares trustees of PFN to the Board will require the affirmative vote of a plurality of the votes of the Preferred Shareholders (voting as a separate class) of PFN cast in the election of the Preferred Shares trustee at the Annual Meeting, in person or by proxy. "Plurality" means that the individuals receiving the largest number of votes are elected as trustees, up to the maximum number of trustees to be elected. Accordingly, the Preferred Shares trustee nominee receiving the greatest number of votes cast by the Preferred Shareholders of PFN represented in person or by proxy at the Annual Meeting will be elected as the Preferred Shares trustee for PFN.

What should I do in order to vote for the Nominee?

If your Preferred Shares are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope provided to you by us to 399 Park Avenue, 16th Floor, New York, NY 10022.

Any Shares held for you in the name of a bank, broker, or other nominee holder on the Record Date can only be voted by the nominee holder in whose name the Shares are held, and only upon receipt of your specific voting instructions. As the beneficial owner, you have the right to tell your nominee holder how to vote the Shares they hold for you. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GREEN proxy card is submitted on your behalf. We urge you to confirm in writing your instructions to the person responsible for your account. Please return every voting instruction card that your bank, broker, or other nominee has provided to you as early as possible to ensure that all of your Shares are voted in accordance with your instructions, or contact the person responsible for your account and instruct them to execute and return a GREEN proxy card for your Shares as soon as possible. In the alternative, you may attend the annual meeting and vote your Shares in person. Because you are not the shareholder of record for any shares held for you by a nominee holder, you must specifically request and obtain a document called a "legal proxy" from your bank, broker or other nominee holder and bring it with you to the Annual Meeting to be able to vote your Shares.

A "broker non-vote" occurs when a broker identified as the record holder of shares is not permitted by the rules of the NYSE to vote on a given item without instruction from the beneficial owner of the shares and when no such instruction has been received. Under the NYSE rules, brokers may vote on "routine" matters (e.g., ratification of auditors) even without instructions from the street name holder. The election of trustees is not a "routine" matter for purposes of broker voting. If you do not instruct your broker how to vote with respect to that proposal, your broker may not vote with respect to that proposal and your votes will be counted as "broker non-votes." Abstentions and broker non-votes will not be counted as votes cast. To ensure that your vote is counted, please instruct your broker how to vote or submit your vote so that it is received by us no later than July 30, 2013.

YOUR VOTE IS VERY IMPORTANT. If you do not plan on attending the Annual Meeting, we encourage you to read this proxy statement and date, sign and return your completed GREEN proxy card provided to us prior to the Annual Meeting so that your Preferred Shares will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your Preferred Shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting. To ensure that your vote is counted, please remember to submit your vote so that it is received by us no later than July 30, 2013.

Can I use the GREEN proxy card to vote for any of PFN's nominees?

Under the proxy rules we may solicit proxies in support of our Nominee and also seek authority to vote for PFN's nominees other than those PFN nominees that we specify. This allows a Preferred Shareholder of PFN who desires to vote for the complete list of trustee nominees to use the GREEN proxy card to vote for our Nominee as well as PFN's nominees for whom we are seeking authority to vote, other than the nominee as to which the Preferred Shareholder specifically withholds our authority to vote. We have determined to nominate Alan Bruce Miller as the Preferred Shares trustee for PFN and are seeking authority to vote for up to all of PFN's nominees, other than James A. Jacobson (the Class II Preferred Shares trustee nominee of the Board). As a result, should a Shareholder so authorize us on the GREEN proxy card, we would cast votes for our Nominee and all of PFN's nominees, other than James A. Jacobson. None of PFN's nominees for whom we seek authority to vote have agreed to serve with our Nominee, if elected.

What is the deadline for submitting proxies?

Proxies can be submitted until the polls are closed at the Annual Meeting. However, to be sure that we receive your proxy in time to utilize it, we request that you provide your proxy to us as early as possible.

How do I revoke a proxy?

Any Preferred Shareholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card sent to you by PFN. If you are a registered holder of Preferred Shares, you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed GREEN proxy card in the postage-paid envelope provided;

•	delivering to the Secretary of PFN a written notice of revocation at 1633 Broadway, New York, NY 10019; or

•	attending the Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in this proxy statement. Attending the Annual Meeting alone without taking one of the actions above will not revoke your proxy.

Shareholders who hold their shares in "street name" with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to PFN or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to the firm assisting us in the solicitation of proxies, Alliance Advisors, LLC, at the following address: 200 Broadacres Drive, 3rd floor, Bloomfield, NJ 07003, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM PFN OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR PREFERRED SHARES AT THE ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY RETURNED A PROXY CARD TO PFN OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR PREFERRED SHARES AT THE ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO 399 PARK AVENUE, 16TH FLOOR, NEW YORK, NY 10022. ONLY YOUR LAST-DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of Brigade?

Brigade will pay all costs of the solicitation of proxies on behalf of Brigade and the other participants described on Annex A attached hereto in connection with the Annual Meeting. Brigade does not intend to seek reimbursement of those costs from PFN.

Who do I contact if I have any questions or require assistance in voting?

If you have any questions, require assistance in voting your GREEN proxy card, or need additional copies of Brigade's proxy materials, please contact the firm assisting us in the solicitation of proxies: Alliance Advisors, LLC at:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd floor
Bloomfield, NJ 07003
Shareholders May Call Toll-Free: 877-777-8749
Banks and Brokers May Call Collect: 973-873-7710

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW PREFERRED SHARES YOU OWN.
BRIGADE URGES YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GREEN PROXY
CARD TODAY TO VOTE "FOR" THE ELECTION OF OUR NOMINEE AND TO GRANT AUTHORITY TO VOTE FOR PFN'S NOMINEES, OTHER THAN JAMES A. JACOBSON (THE CLASS II PREFERRED SHARES TRUSTEE NOMINEE OF THE BOARD).

BACKGROUND TO AND REASONS FOR SOLICITATION

Brigade acquired the Preferred Shares of PFN on October 19, 2010 for investment purposes in the ordinary course of business and not for purposes of acquiring control of PFN.  As of May 31, 2013, Brigade LCSF is the beneficial owner of 1,619 of the Preferred Shares of PFN. Brigade CM is the beneficial owner of 1,669 of the Preferred Shares of PFN (45 of which are beneficially owned by a managed account of Brigade CM and 5 of which are beneficially owned by a private investment fund managed by Brigade CM). This makes Brigade the second largest holder of Preferred Shares of PFN.

We are initiating this proxy solicitation because we believe that the Board should take action to immediately redeem or offer to repurchase the Preferred Shares. Brigade believes that due to the current historically low interest rate environment, there are very attractive financing alternatives to the Preferred Shares that could be used to approve a redemption of or offer to repurchase the Preferred Shares.  These very attractive financing alternatives would not be available in a rising intrest rate environment should one develop and unlike the Preferred Shares would protect PFN and its portfolio against such a rising interest rate environment. Accordingly, Brigade believes that the PFN trustees could pursue various financing opportunities to provide Preferred Shareholders with a redemption of or offer to repurchase their securities while at the same time protecting the interests of the Common Shareholders. Brigade believes that the risks perceived by the Sub-Adviser in connection with these financing alternatives are speculative and, in any event, should not outweigh the interest of the Preferred Shareholders to achieve a redemption or repurchase of their securities.  In light of the foregoing, prior to the annual meeting of shareholders held on July 31, 2012, Brigade had made a number of attempts to discuss the redemption of the Preferred Shares with the Board.

On July 14, 2011, Brigade CM sent a letter to Mr. Brian Shlissel, the President and Chief Executive Officer of the Trusts, requesting a meeting to discuss Brigade CM's concerns regarding the Preferred Shares and to explore potential financing strategies.  A copy of this letter is attached as Exhibit A to Amendment No. 3 to the Schedule 13D, dated as of July 15, 2011.  On September 7, 2011, representatives of Brigade met with Mr. Shlissel and certain other members of the management of the Trusts. At this meeting, Brigade presented its view that attractive financing alternatives are available to the Trusts to replace the Preferred Shares.  In addition, Brigade expressed concerns with respect to the performance, investment strategy, concentration of investments in financial companies and corporate governance policies and practices of PFN.  Representatives of each Trusts' management did not provide substantive responses during the meeting, stating that Regulation FD precluded them from doing so and that they would take Brigade's views under advisement.

On September 21, 2011, Brigade disclosed on Amendment No. 5 to its Schedule 13D its intention to nominate Mr. Goldman at the 2011 annual meeting of shareholders of the Trusts as preferred shares trustee of the Trusts.  On October 11, 2011, the Trusts issued a press release stating that the 2011 annual meeting was being rescheduled to July 31, 2012, despite prior disclosure in the Trusts' 2010 proxy statement indicating that the Trusts anticipated the 2011 annual meeting of shareholders of the Trusts would take place in December 2011.  On November 11, 2011, Brigade sent a letter to the Trusts stating that the unprecedented 19 month gap between annual meetings of shareholders of the Trusts violated the Trusts' bylaws and requesting that the seven-month delay be reconsidered.  The Trusts did not respond to Brigade's letter.  On November 17, 2011, Brigade sent a second letter to the Trusts once again seeking an explanation for the seven-month delay.  On November 22, 2011, Brigade received a response from the Trusts, stating only that the July 31, 2012 meeting date was in compliance with the Trusts' bylaws and providing no explanation for the delay.

On December 1, 2011, Brigade filed a complaint in the Massachusetts Superior Court for Suffolk County seeking declaratory relief, injunctive relief, and specific performance against the Trusts on the grounds that the Trusts had violated their bylaws by impermissibly delaying the 2011 annual meeting of shareholders until July 31, 2012. On December 7, 2011, the Superior Court denied Brigade's motion for expedited discovery. The parties then filed cross-motions for summary judgment, and the

Superior Court held a hearing. On February 17, 2012, the Superior Court granted summary judgment to Brigade, declaring that the Trusts had violated Section 10.2 of their bylaws when they postponed the 2011 annual meeting of shareholders. The Superior Court ordered the Trusts to "schedule, notice, and hold the annual shareholder meeting for the year 2011 as soon as practicable." The Court also ordered the Trusts hold future annual meetings of shareholders of the Trusts within 12 months of each previous meeting. On February 28, 2012, the Trusts filed a motion with the Superior Court seeking a stay of the order pending appeal. The Superior Court denied this motion on March 2, 2012. On March 6, 2012, the Trusts sought a stay of the order pending appeal in a motion filed with a Single Justice of the Massachusetts Appeals Court. The Single Justice conducted a hearing on March 13, 2012. On March 15, 2012, the Single Justice granted the Trusts a stay of the order pending appeal. On September 18, 2012, the appeal was transferred sua sponte from the Massachusetts Appeals Court to the Supreme Judicial Court of Massachusetts. Oral argument before the Supreme Judicial Court was held on May 6, 2013 and the parties are awaiting the decision from the Court.

At the annual meeting of shareholders held on July 31, 2012, Brigade nominated Mr. Goldman to serve as a Class II Preferred Shares trustee of PFL and a Class I Preferred Shares trustee of PFN. As noted in PFN's Proxy Statement, as a Preferred Shares trustee, Mr. Goldman has advocated that the Board redeem the Preferred Shares and explore financing alternatives to replace the Preferred Shares. Mr. Goldman's proposals have been rejected by the other trustees.

Mr. Jacobson, PFN's Preferred Shares trustee nominee, is a trustee of the funds in the Allianz/PIMCO Fund Complex, which is comprised of sixty-four portfolio companies, as well as a trustee of the Alpine Mutual Funds Complex, which is comprised of seventeen funds, and lacks public board experience, except his service on the boards of the Trusts.  In contrast, the Nominee currently sits on, or has been appointed to, the boards of directors of three companies (Trinity Place Holdings Inc., Chicago Loop Parking LLC, and CEVA Group Plc) and has experience serving as a director of both public and private entities.  The Nominee has also held appointments as an independent member of the boards of directors of a number of other entities since January 1, 2006 as set forth in the Questions and Answers section of this proxy statement on page 7.  In addition, the Nominee has counseled the boards and senior officers of numerous companies, as well as the officers of lenders, investors and other creditors as to their fiduciary and corporate governance obligations.  Accordingly, on May 3, 2013, Brigade disclosed on Amendment No. 13 to its Schedule 13D for PFN its intention to nominate the Nominee, Alan Bruce Miller, at the Annual Meeting.  Brigade also intends to engage in discussions with the other Shareholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of PFN.

AS A RESULT, WE URGE YOU TO VOTE THE GREEN PROXY CARD
"FOR" ALAN BRUCE MILLER AS PREFERRED SHARES TRUSTEE OF PFN.

PROPOSAL: ELECTION OF TRUSTEES

According to PFN's proxy statement, the Board has nominated Bradford K. Gallagher and Deborah DeCotis for election by Shareholders of PFN as Class II trustees and Alan Rappaport for election by Shareholders of PFN as Class I trustee. In addition, the Board has nominated James A. Jacobson for election by Preferred Shareholders of PFN to the Board as a Class II Preferred Shares trustee. This proxy statement is soliciting proxies to elect Alan Bruce Miller as a Class II Preferred Shares trustee of PFN, and to grant authority to vote for PFN's nominees, other than James A. Jacobson. Therefore, should a Preferred Shareholder so authorize us, we will cast votes for our Nominee and PFN's nominees, other than James A. Jacobson. None of PFN's nominees for whom we seek authority to vote have agreed to serve with our Nominee, if elected.

A trustee elected at an annual meeting shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

BRIGADE RECOMMENDS THAT YOU VOTE "FOR" ALAN BRUCE MILLER AS
A CLASS II PREFERRED SHARES TRUSTEE OF PFN.

According to the public filings of PFN, the corporate governance guidelines of PFN provide that determinations of independence shall be made in accordance with the criteria for independence required by the meaning of "interested person" (as defined in the 1940 Act). We do not believe the Nominee is or will be an "interested person" of PFN because the Nominee does not meet any of the criteria set forth in such definition. We believe the Nominee is independent within the meaning of the corporate governance guidelines of PFN. In addition, we believe that the Nominee is independent within the meaning of the listing standards of the NYSE and the heightened independence standards applicable to audit committee members under the rules of the NYSE and the SEC.

If the nominees are elected as proposed by Brigade, the Board will consist of eight trustees, six of whom will not be "interested persons" of PFN or Allianz Global Investors Fund Management LLC (the "Manager").

The Nominee understands that, if elected as a Preferred Shares trustee of PFN, he would have an obligation to act in the best interests of PFN and the Shareholders in accordance with his duties as a trustee.

Brigade does not expect that the Nominee will be unable to stand for election, but, in the event that he is unable to serve or for good cause will not serve, the Preferred Shares represented by the enclosed GREEN proxy card will be voted for one or more substitute nominees. In addition, Brigade reserves the right to nominate substitute persons if PFN makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee. In any such case, Preferred Shares represented by the enclosed GREEN proxy card will be voted for such substitute nominees.

Brigade confirms that in the event that Brigade nominates a substitute nominee, Brigade will amend this proxy statement to (i) provide the name of the substitute nominee, (ii) confirm that such substitute nominee executed a written consent agreeing (x) to be a nominee for election as a Preferred Shares trustee of PFN, (y) to be named as such substitute nominee in the amended proxy statement and (z) to serve as Preferred Shares trustee of PFN, if elected, and (iii) provide the information required to be disclosed pursuant to Items 5(b) and 7 of Schedule 14A. Additional nominations made by Brigade are without prejudice to the position of Brigade that any attempt to disqualify the Nominee through amendments of the Bylaws or otherwise constitutes unlawful manipulation of PFN's corporate machinery.

Information Regarding the Nominee

Information pertaining to the Nominee, including his name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the Questions and Answers section of this proxy statement on page 7, which we urge you to read. This information has been furnished to Brigade by the Nominee. Other than as disclosed in this proxy statement, there is no arrangement or understanding between the Nominee and any other persons pursuant to which the Nominee was or is to be selected as a trustee of PFN or nominee of Brigade for election as trustee of PFN.

You should refer to PFN's Proxy Statement and form of proxy distributed by PFN for the names, backgrounds, qualifications and other information concerning PFN's nominees.

Arrangements between Brigade and the Nominee

The Nominee will not receive any compensation from Brigade in consideration of the Nominee's agreement to be a nominee for election to the Board or to serve as a Preferred Shares trustee of PFN, if elected.

Pursuant to the Trustee Nominee Indemnification Agreement entered into between the Nominee and Brigade, Brigade has agreed to indemnify the Nominee against losses incurred in connection with his service as nominee for election as Preferred Shares trustee of PFN, in connection with the solicitation of proxies in respect thereof, for the Nominee's service as a Preferred Shares trustee if elected (but only to the extent that indemnification is not otherwise available from PFN), and to reimburse the Nominee for reasonable and documented out-of-pocket travel and related expenses incurred in connection with his activities as Nominee.

The Nominee has executed a written consent agreeing to be a nominee for election as a Preferred Shares trustee of PFN, to be named as such in this proxy statement and to serve as Preferred Shares trustee if so elected.

Compensation of PFN's Trustees

If elected to the Board, the Nominee will not receive any form of compensation from Brigade for serving as a trustee. The Nominee is entitled to receive whatever compensation the Board has established for trustees who are not directors, officers, partners or employees of the Manager or Pacific Investment Management Company LLC ("PIMCO"), or any entity controlling, controlled by or under common control with the Manager or PIMCO (the "non-affiliated trustees"), unless and until the Board determines to change such compensation.  The following discussion summarizes PFN's compensation and indemnification of trustees based solely on PFN's public filings.

According to the public filings of PFN, each trustee who is a non-affiliated trustee receives total annual compensation of $250,000, which is payable quarterly. The Independent Chairman of the Board receives an additional $75,000 per year, payable quarterly. The Audit Oversight Committee Chairman receives an additional $50,000 per year, payable quarterly. Mr. Goldman, who does not serve on the boards of trustees of any of the funds for which the Manager serves as an investment manager (other than PFL or PFN) or for which affiliates of the Manager serve as sub-advisers, will receive aggregate annual compensation of $50,000 for his service on the boards of trustees of PFL and PFN for the calendar year ended December 31, 2013, which is payable quarterly. Mr. Goldman's compensation from PFL and PFN is allocated between the two Trusts based on relative assets. If elected, Mr. Miller would serve only on the board of trustees of PFN.  Trustees will also be reimbursed for meeting-related expenses. Each trustee's compensation and other costs of joint meetings are allocated pro rata among the various funds managed by the Manager for which such trustee serves as trustee based on the complexity of issues relating to each such fund and relative time spent by the trustees in addressing them, and secondarily, on each such fund's relative net assets (including assets attributable to any outstanding preferred shares issued by an a closed-end fund managed by the Manager). Trustees do not currently receive any pension or retirement benefits from PFN or the fund complex (as defined under Item 22(a) of Regulation D of the Securities Exchange Act of 1934, as amended). Brigade is not aware of any other arrangements pursuant to which any trustee of PFN was to be compensated for services during PFN's last fiscal year. Brigade disclaims any responsibility for the accuracy of the foregoing information extracted from PFN's public filings.

PFN maintains, at its expense, a policy of insurance which insures its trustees. The Declaration of PFN contains provisions that provide for indemnification of trustees and officers (including persons who serve at PFN's request as directors, officers or trustees of another organization in which PFN has an interest as shareholder, creditor or otherwise).

Neither the Nominee nor any of his associates has received any cash compensation, cash bonuses or deferred compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of PFN, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended ("Regulation S-K").

The Nominee does not have any position or office with PFN and no occupation or employment with which the Nominee has been involved during the past five years was carried on with PFN or any corporation or organization that is a parent, subsidiary or other affiliate of PFN. The Nominee has never served on the Board.

Interests of the Nominee

We expect that the Nominee, if elected, will be (i) entitled to receive compensation customarily paid by PFN to its non-affiliated trustees; (ii) indemnified for service as a trustee of PFN to the same extent indemnification is provided to the current trustees of PFN; and (iii) covered by PFN's trustee liability insurance.

Other than as described in this proxy statement, none of the persons listed on Annex A attached hereto, including the Nominee, or any associate of the Nominee, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

The Nominee has furnished the additional information located on Annex A attached hereto with respect to himself to Brigade.

OTHER PROPOSALS

We do not know of any other matters to be presented for approval by the Shareholders at the Annual Meeting. If, however, other matters are properly presented, the persons named in the enclosed GREEN proxy card will vote the Shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Brigade has retained Alliance Advisors, LLC to assist with the solicitation of proxies for a fee not to exceed $15,000, plus reasonable documented out of pocket expenses. Brigade has agreed to indemnify Alliance Advisors, LLC against certain liabilities relating to or arising out of their engagement. Alliance Advisors, LLC estimates that approximately 20 of its employees will assist in this proxy solicitation, which they may conduct personally, by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Preferred Shares as of the Record Date. We will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, officers, members and certain other employees of Brigade and its affiliates may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Nominee may make solicitations of proxies but will not receive compensation for acting as Nominee.

The entire expense of soliciting proxies for the Annual Meeting by us or on our behalf is being borne by us. We will not seek reimbursement of those costs from PFN. The total expenditures incurred by us to date in connection with this solicitation are approximately $20,000. We anticipate that the total expenses that we will incur in furtherance of, or in connection with, the solicitation of proxies for the Annual Meeting will be approximately $100,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation.

CERTAIN INFORMATION REGARDING BRIGADE AND MR. MORGAN

The participants in this proxy solicitation are Brigade and Donald E. Morgan, III, each a beneficial owner of Preferred Shares. Annex A attached hereto includes information pertaining to Brigade and Mr. Morgan, including, as applicable, the name, present principal occupation or employment, business address, and certain other information with respect to Brigade and Mr. Morgan.

CERTAIN RELATIONSHIPS WITH PFN

The Nominee may be deemed to have an interest in his nomination for election to the Board by virtue of compensation the Nominee is entitled to receive from PFN as a trustee, if elected to the Board, and as described elsewhere in this proxy statement.  Except as set forth in this proxy statement or on Annex A attached hereto, there are no interlocking relationships that would have required disclosure under Item 407 of Regulation S-K, had the nominee been a trustee of PFN.

As of May 31, 2013, Brigade LCSF is the beneficial owner of 1,619 of the Preferred Shares of PFN, representing approximately 25.1% of the outstanding Preferred Shares (based on information disclosed in PFN's Proxy Statement regarding the number of issued and outstanding Preferred Shares on May 31, 2013). Brigade CM is the beneficial owner of 1,669 of the Preferred Shares of PFN (45 of which are beneficially owned by a managed account of Brigade CM and 5 of which are beneficially owned by a private investment fund managed by Brigade CM), representing approximately 25.9% of the outstanding Preferred Shares (based on information disclosed in PFN's Proxy Statement regarding the number of issued and outstanding Preferred Shares on May 31, 2013). Neither Brigade LCSF nor Brigade CM is a direct record owner of any Preferred Shares of PFN. The date of purchase, number of Preferred Shares purchased and the price per Preferred Share is set forth in Annex A attached hereto. Other than as disclosed on Annex A attached hereto, Brigade, Mr. Morgan and the Nominee have not effected any transaction in securities of PFN in the past two years. As of the date hereof, no part of the purchase price or market value of any of the Preferred Shares held by Brigade is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Preferred Shares.

Other than as set forth in this proxy statement or on Annex A attached hereto, after reasonable inquiry, none of Brigade, Mr. Morgan, nor the Nominee, nor any of their respective associates or majority-owned subsidiaries, is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of PFN's securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as set forth in this proxy statement or on Annex A attached hereto, after reasonable inquiry, neither Brigade, Mr. Morgan, nor the Nominee, nor any of their respective associates or majority-owned subsidiaries, (i) beneficially owns, directly or indirectly, or has the right to acquire, any securities of PFN or has effected any transaction in securities of PFN during the past two years; (ii) beneficially owns, directly or indirectly, or has the right to acquire, any securities of any parent or subsidiary of PFN or has effected any transaction in securities of any parent or subsidiary of PFN during the past two years; and (iii) owns any securities of PFN of record but not beneficially.

Other than as set forth in this proxy statement or on Annex A attached hereto, (i) there have been no contracts, negotiations or transactions within the past two years, between Brigade, Mr. Morgan, or the Nominee, or any of their respective associates or majority-owned subsidiaries concerning any merger, consolidation, acquisition, tender offer, election of PFN's trustees, or the sale of a material amount of PFN's assets; (ii) none of Brigade, Mr. Morgan, nor the Nominee, nor any of their respective associates or majority-owned subsidiaries, have any other present or proposed material agreement, arrangement, understanding or relationship (with respect to any future employment, future transaction or otherwise) with PFN or any of their executive officers, trustees, controlling persons, affiliates or subsidiaries; and (iii) none of Brigade, Mr. Morgan, nor the Nominee, nor any of their respective associates or majority-owned subsidiaries or immediate family members (as applicable, and as such term is described in Item 404(a) of Regulation S-K), has had or will have a direct or indirect material interest in any transaction since the beginning of PFN's last fiscal year or any currently proposed transactions in which PFN was or is to be a participant and the amount involved exceeds $120,000.

Other than as set forth in this proxy statement or on Annex A attached hereto, there are no material proceedings to which the Nominee, or any associate of the Nominee, is a party adverse to PFN or any of their subsidiaries or has a material interest adverse to PFN or any of its subsidiaries.

There are no family relationships (as such term is defined in Item 401(d) of Regulation S-K) between the Nominee and any trustee or executive officer of PFN or any person nominated or chosen by PFN to become a trustee or executive officer.

Other than as set forth in this proxy statement or on Annex A attached hereto, neither the Nominee nor any immediate family member (as such term is described in Item 22(a)(viii) of Schedule 14A) of the Nominee has had any positions with entities set forth in Item 22(b)(4)(i) of Schedule 14A. The Nominee does not beneficially own any equity securities in PFN or in any registered investment company overseen by the Nominee within the same Family of Investment Companies (as such term is defined in Item 22(a)(iv) of Schedule 14A) as PFN. Neither the Nominee nor any of his immediate family members own beneficially or of record any securities, or have, or have had, during the past five years, a direct or indirect interest, the value of which exceeds $120,000, in (i) an investment adviser, principal underwriter, or sponsoring insurance company of PFN; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or sponsoring insurance company of PFN. Neither the Nominee nor any of his immediate family members since the beginning of the last two completed fiscal years of PFN, has had any material interest, direct or indirect, or any direct or indirect relationship, in any transaction or series of transactions, in which the amount involved exceeds $120,000 and in which any of the persons listed under Item 22(b)(8) of Schedule 14A is a party. Neither the Nominee nor any immediate family member of the Nominee serves (or has served since the beginning of the last two completed fiscal years of PFN) on the same board of directors of a company where an officer of an investment adviser, principal underwriter, or sponsoring insurance company of PFN, or an officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or sponsoring insurance company of PFN, serves (or has served since the beginning of the last two completed fiscal years of PFN).

The Nominee is not a current or former officer of PFN and the Nominee was not an employee of PFN during fiscal years 2012 or 2013. During fiscal years 2012 or 2013, no executive officer of PFN served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of trustees) of another entity of which the Nominee was an executive officer.

Please refer to PFN's Proxy Statement and annual reports for certain information and disclosures required by applicable law. This information and disclosures include, among other things, securities of PFN held by PFN's directors, nominees, management and 5% shareholders, certain biographical information on PFN's trustees and executive officers, information concerning all matters requiring the approval of shareholders, including the election of trustees, information concerning executive compensation, information concerning PFN's procedures for nominating trustees, information concerning the committees of the Board and other information concerning the Board, and procedures for submitting proposals for inclusion in PFN's Proxy Statement at the next annual meeting. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Shareholders must be received by PFN for inclusion in PFN's Proxy Statement and form of proxy for that meeting is also contained in PFN's Proxy Statement. This information is contained in PFN's public filings and PFN's Shareholders should refer to PFN's Proxy Statement and their other public filings in order to review this disclosure.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple Shareholders in your household. A separate copy of the document will be delivered to you promptly if you contact the firm assisting us in the solicitation of proxies, Alliance Advisors, LLC, at Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003. Shareholders may call toll-free: 877-777-8749; banks and brokers may call collect: 973-873-7710.

The information concerning PFN contained in this proxy statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to PFN contained in this proxy statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of PFN, were not involved in the preparation of such information and statements, and are not in a position to verify such information and statements. All information relating to any person other than the Nominee, Brigade or Mr. Morgan is given only to the knowledge of Brigade.

This proxy statement is dated [●], 2013. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Preferred Shareholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC's web site at www.sec.gov or by contacting us at the address and phone number indicated above.

[●], 2013

Annex A

INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Brigade, Mr. Morgan and the Nominee comprise the "participants" in the solicitation of proxies from Preferred Shareholders to vote in favor of the election of the Nominee to serve as Preferred Shares trustee on the Board. Information regarding the participants in the solicitation is set forth below. The terms "associate," "affiliate" and "participant" used in connection with the statements in this Annex A have the meaning ascribed to such terms in the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as described herein, none of Brigade, Mr. Morgan or the Nominee beneficially own any securities of PFN or any parent or subsidiary of PFN or have any personal ownership interest, direct or indirect, in any securities of PFN or any parent or subsidiary of PFN. Set forth in this Annex A are transactions in PFN's securities effected by the participants within the past two years. Brigade used its own assets to purchase the Preferred Shares owned by it. As of the date hereof, no part of the purchase price or market value of any of the Preferred Shares held by Brigade is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Preferred Shares other than any borrowed funds used for working capital purposes in the ordinary course of business.

During the past ten years, none of Brigade, Mr. Morgan or the Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as described herein or in the proxy statement, none of Brigade, Mr. Morgan or the Nominee is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of PFN, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Since 2006, the Nominee has served as an independent director of financially troubled entities at the request of the majority owners and creditors of such entities. United Retail Group, Inc., Friendly Ice Cream Corporation, Big 10 Tire Stores Inc., Mervyn's Holdings, LLC, Chicago Loop Parking LLC, and CEVA Group Plc were either restructured or liquidated under the provisions of the U.S. Bankruptcy Code while the Nominee was a director thereof, and Catalyst Paper Corporation was reorganized under the Canadian Companies' Creditors Arrangement Act and the U.S. Bankruptcy Code during the relevant period. As an independent director, the Nominee's role in each case was to take the steps necessary to assure that the restructurings and liquidations were carried out in accordance with applicable law and relevant corporate governance guidelines.

Other than the foregoing and except as otherwise set forth in this proxy statement, during the last ten years, the Nominee has not been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K and that would be material to an evaluation of the ability or integrity of the Nominee to become a trustee of PFN.

A-1

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS

The name, principal business address and principal business, occupation or employment, as applicable, of Brigade and Mr. Morgan is set forth below.

Brigade LCSF. Brigade Leveraged Capital Structures Fund Ltd. is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business of Brigade LCSF is to purchase, sell, trade and invest in securities.

Brigade CM. Brigade Capital Management, LLC is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022. The principal business of Brigade CM is to purchase, sell, trade and invest in securities.

Donald E. Morgan, III. Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022. The principal business of Mr. Morgan is to purchase, sell, trade and invest in securities.

TRANSACTIONS IN THE SECURITIES OF PFN

Other than as set forth herein, none of Brigade, Mr. Morgan or the Nominee is the record or beneficial owner of any securities of PFN, or any parent or subsidiary of PFN.

Other than as set forth herein, none of Brigade, Mr. Morgan or the Nominee has effected any transactions in any securities of PFN in the last two years.

As of May 31, 2013, Brigade LCSF is the beneficial owner of 1,619 of the Preferred Shares of PFN, representing approximately 25.1% of the outstanding preferred shares (based on information disclosed in PFN's Proxy Statement regarding the number of issued and outstanding Preferred Shares on May 31, 2013). Brigade CM is the beneficial owner of 1,669 of the Preferred Shares of PFN (45 of which are beneficially owned by a managed account of Brigade CM and 5 of which are beneficially owned by a private investment fund managed by Brigade CM), representing approximately 25.9% of the outstanding preferred shares (based on information disclosed in PFN's Proxy Statement regarding the number of issued and outstanding Preferred Shares on May 31, 2013). Neither Brigade LCSF nor Brigade CM is a direct record owner of any Preferred Shares of PFN.

Direct and Beneficial Ownership of Preferred Shares of PFN

Name	Direct record ownership of Preferred Shares of PFN	Beneficial ownership of Preferred Shares of PFN
Brigade LCSF	0	1,619
Brigade CM	0	1,669
Donald E. Morgan, III	0	1,669

None of the participants is a record or beneficial owner of any common shares of PFN.

PIMCO Income Strategy Fund II

The participants have not effected any transactions in any securities of PFN in the last two years.

A-2

[PRELIMINARY COPY – SUBJECT TO COMPLETION DATED JUNE 24, 2013]

FORM OF PROXY
PREFERRED SHARES

PROXY SOLICITED BY BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD. AND BRIGADE CAPITAL MANAGEMENT, LLC AND NOT ON BEHALF OF THE BOARD OF TRUSTEES OF
 PIMCO INCOME STRATEGY FUND II

Proxy in connection with the annual meeting of shareholders of PIMCO Income Strategy Fund II to be held on July 31, 2013

The undersigned holder of preferred shares of PIMCO Income Strategy Fund II, a Massachusetts business trust (the "Fund"), hereby appoints Alan Bruce Miller, as proxy for the undersigned, with full power of substitution in each of them, to attend the annual meeting of shareholders of the Fund (the "Annual Meeting") to be held at the offices of Allianz Global Investors Fund Management LLC, at 1633 Broadway, between West 50th and West 51st Streets, 42nd Floor, New York, New York 10019, on July 31, 2013 at 10:30 a.m., Eastern Time, and any postponement or adjournment thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at the Annual Meeting and otherwise to represent the undersigned with all powers possessed by the undersigned if personally present at such Annual Meeting. The undersigned hereby acknowledges receipt of the Notice of Meeting and accompanying Proxy Statement and revokes any proxy heretofore given with respect to the Annual Meeting.

IF THIS PROXY IS PROPERLY EXECUTED, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE MANNER DIRECTED ON THE REVERSE SIDE HEREOF, AND WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDER(S) ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE WITH REGARD TO THE PROPOSAL INCLUDED IN THE PROXY STATEMENT, SUCH VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST "FOR" THE ELECTION OF ALAN BRUCE MILLER AND TO GRANT AUTHORITY TO VOTE FOR THE FUND'S NOMINEES, OTHER THAN JAMES A. JACOBSON AS TRUSTEES.

Please refer to the Proxy Statement for a discussion of the Proposal.

PLEASE VOTE, DATE AND SIGN ON THE REVERSE SIDE HEREOF AND RETURN THE SIGNED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

NOTE: Please sign this proxy exactly as your name(s) appear(s) on the books of the Fund. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, the signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

To vote your proxy:

Mail:	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided to 399 Park Avenue, Suite 1600, New York, NY 10022.

PIMCO INCOME STRATEGY FUND II
PREFERRED SHARES
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒
ANNUAL MEETING PROXY CARD
A. Voting Items
1. Election of Trustees — Brigade Leveraged Capital Structures Fund Ltd. and Brigade Capital Management, LLC (together, "Brigade") urge you to vote FOR all of the trustee nominees set forth below:
(01)Alan Bruce Miller (Class II)	For ☐	Withhold ☐
The persons who have been nominated by the Fund to serve as trustees other than James A. Jacobson.	For all ☐	Withhold for all ☐	*Exceptions ☐

Brigade is NOT seeking authority to vote for and WILL NOT exercise any authority to vote for James A. Jacobson. There is no assurance that any of the Fund's nominees will serve as trustees if any or all of the Nominees are elected to the Fund's Board of Trustees. You should refer to the proxy statement and form of proxy distributed by the Fund for the names, background, qualifications and other information concerning the Fund's nominees.

(INSTRUCTION: YOU MAY WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE FUND TO SERVE AS TRUSTEES, OTHER THAN JAMES A. JACOBSON BY WRITING THE NAMES OF SUCH FUND NOMINEES BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING NOMINEE(S).)

*Exceptions: _________________________

2. To vote and otherwise represent the undersigned on any other business that may properly come before the Annual Meeting or any adjournments or postponements thereof, in the discretion of the proxy holder(s).

B. Non-Voting Items 1. Change of Address — Please print new address below.
2. Comments — Please print your comments below.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED

C. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign this proxy card exactly as your name(s) appear(s) on the books of the Fund. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, the signature should be that of an authorized officer who should state his or her title.

Date (mm/dd/yyyy) — Please print date below.

__/__/__

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.